18006063

SEC Mail Processing Section
MAR 01 2018
Washington DC
408

S ON
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-65677

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BG Strategic Advisors, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

525 South Flagler Drive, Suite 200
(No. and Street)

West Palm Beach	**Florida**	**33401**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin Gordon **(561) 932-1600**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkal Bolton LLP
(Name – *if individual state last, first, middle name*)

2401 NW Boca Raton Boulevard	**Boca Raton**	**Florida**	**33431**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM
RMS

OATH OR AFFIRMATION

I, Benjamin Gordon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BG Strategic Advisors, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karen Z. Fischer
COMMISSION # FF165001
EXPIRES: Nov. 22, 2018
WWW.AARONNOTARY.COM

Signature

Managing Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DASZKALBOLTON
accountants & advisors

BG Strategic Advisors, LLC

Financial Statements

December 31, 2017

Table of Contents

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statement of Financial Condition 1

Statement of Income and Changes in Member's Equity 2

Statement of Cash Flows 3

Notes to Financial Statements .... 4 – 9

Supplementary Information:

Schedule I - Computation and Reconciliation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission 11

Schedule II - Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 12

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures – Form SIPC-7 13

DASZKALBOLTON
accountants & advisors

Report of Independent Registered Public Accounting Firm

To the Managing Member
BG Strategic Advisors, LLC
West Palm Beach, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BG Strategic Advisors, LLC (the "Company") at December 31, 2017, the related statements of income and changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5.

Continued from previous page

In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditors since 2009.

Daszkal Bolton LLP

Boca Raton, Florida
February 23, 2018

BG Strategic Advisors, LLC
Statement of Financial Condition
December 31, 2017

ASSETS

Current assets:		
Cash	$	1,370,077
Accounts receivable		255,000
Prepaid expenses		19,943
Total current assets		1,645,020
Total assets	$	1,645,020

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:		
Accounts payable	$	7,578
Accrued expenses		87,026
Deferred revenue		12,355
Total current liabilities		106,959
Deferred rent		5,967
Member's equity		1,532,094
Total liabilities and member's equity	$	1,645,020

See accompanying notes to financial statements.

BG Strategic Advisors, LLC
Statement of Income and Changes in Member's Equity
For the Year Ended December 31, 2017

Revenues:		
Consulting income	$	114,145
Success fees		1,854,750
Total revenues		1,968,895
Operating expenses:		
Insurance		1,819
Employee ancillary		18,750
Professional fees		398,899
Rent and utilities		44,805
Travel and entertainment		59,333
Salaries and wages		527,488
General and administrative		55,604
Bad debt		217,633
Regulatory		11,251
Total operating expenses		1,335,582
Operating income		633,313
Other income (expense):		
Interest		172
Other expense		(415)
Total other expense		(243)
Net income		633,070
Member's equity, beginning of the year		672,026
Cash contributions		200,000
Non-cash contributions		26,998
Member's equity, end of the year	$	1,532,094

See accompanying notes to financial statements.

BG Strategic Advisors, LLC
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flows from operating activities:		
Net income	$	633,070
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in allowance for doubtful accounts		(217,633)
Increase in deferred rent		5,465
Decrease in:		
Accounts receivable		182,423
Prepaid expenses		20,224
Increase (decrease) in:		
Accounts payable		(5,029)
Accrued expenses		14,992
Deferred revenue		10,855
Net cash provided by operating activities		644,367
Net cash provided by investing activities		-
Cash flows from financing activities:		
Payments received from related parties		445,466
Payments made on behalf of related parties		(418,468)
Cash contributions		200,000
Net cash provided by financing activities		226,998
Net increase in cash		871,365
Cash, beginning of year		498,712
Cash, end of year	$	1,370,077

Supplemental disclosure of cash flow information:

Interest paid	$	-
Taxes paid	$	415

Schedule of non-cash financing transactions:

Conversion of related party payable to capital contribution	$	26,998

See accompanying notes to financial statements.

Note 1 – Description of Business

BG Strategic Advisors, LLC (the "Company") is a national securities broker-dealer, duly registered with the United States Securities and Exchange Commission ("SEC"), the Securities Investor Protection Corporation, Financial Industry Regulatory Authorities ("FINRA") and the State of Florida's Division of Banking and Finance.

The Company provides investment banking services to its clients, helping to develop and implement growth strategies in the transportation, warehousing, logistics and supply chain sectors. The services of the Company include merger and acquisition advisory services, private placements, consolidations, and corporate spin-offs, joint ventures, and other financial transactions. As a fully disclosed broker-dealer, the Company does not hold customer funds or safekeep customer securities.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents
The Company considers all highly liquid debt instruments with original maturities of three months or less when acquired to be cash equivalents. There were no cash equivalents held by the Company at December 31, 2017.

Revenue Recognition
The Company generates income from services to provide general business strategy consulting, business valuations and corporate finance services. Contracts for these services have different terms based on the scope, deliverables and complexity of the engagement, which require management to make judgments and estimates in recognizing revenue. The Company is compensated on contracts principally through time and material arrangements, cost-reimbursable plus fee arrangements, and fixed price and contingent fee arrangements.

Revenue for general business consulting services is recognized as work is performed and amounts are earned. The Company considers amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable and collectability is reasonably assured. For these types of arrangements, the Company recognizes revenue over the period of performance. Depending on the specific contractual provisions and nature of the deliverables, revenue may be recognized on a proportional performance model based on level of effort, as milestones are achieved or when final deliverables have been provided. Revenue arrangements entered into with the same client that are accounted for under Financial Accounting Standard Codification ("ASC") 605-25 are accounted for on a combined basis when they are entered into at or near the same time, unless it is clearly evident that the contracts are not related to one another.

Billings in excess of revenue recognized for which payments have been received are recorded as deferred revenue until the Company's performance obligation have been fulfilled.

Note 2 – Summary of Significant Accounting Policies, continued

Revenue Recognition, continued

Certain fees paid by its clients directly to the Company's managing member are excluded from the accompanying Statement of Income and Changes in Member's Equity.

Accounts Receivable

The Company invoices for its work using negotiated contracts. The Company provides for credit losses based on management's evaluation of collectability, based on current and historical performance of the customer. Accounts receivable are presented net of an allowance for doubtful accounts. Allowance for doubtful accounts at December 31, 2017 was $0.

Property and Equipment

The Company's property and equipment are carried at cost and have been fully depreciated using the straight-line method over the estimated economic useful lives of the assets.

Leases

The Company evaluates the lease classification for properties leased from third parties as either a capital lease or an operating lease at the inception of the lease and when a modification is made to a lease. As to those arrangements that are classified as capital leases, the Company records property under capital leases and a capital lease obligation in an amount equal to the lesser of the present value of the minimum lease payments to be made over the life of the lease at the beginning of the lease term, or the fair value of the leased property. The property under capital lease is amortized on a straight-line basis as a charge to expense over the lease term, as defined, or the economic life of the leased property, whichever is less. The Company did not have any capital leases during the year ended December 31, 2017.

The Company records rent expense for its operating leases with contractual rent increases on a straight-line basis from the "lease commencement date" as specified in the lease agreement until the end of the base lease term.

Recent Accounting Pronouncements, Not Yet Adopted

Leases

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, *Leases*. The new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the statement of financial condition for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income and changes in member's equity. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company expects to recognize ROU assets and related obligations upon adoption.

Note 2 – Summary of Significant Accounting Policies, continued

Recent Accounting Pronouncements, Not Yet Adopted, continued

Revenue from Contracts with Customers
In May 2014, the FASB issued updated guidance for revenue recognition. The updated accounting guidance provides a comprehensive new revenue recognition model that requires a Company to recognize revenue to depict the exchange for goods or services to a customer at an amount that reflects the consideration it expects to receive for those goods or services. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The guidance is effective in the first quarter of fiscal year 2019. The standard allows for either full retrospective adoption, meaning the standard is applied to all of the periods presented, or modified retrospective adoption, meaning the standard is applied only to the most current period presented in the financial statements. The Company is evaluating the effect this guidance will have on its results of operations and related disclosures.

Date of Management Review
Management evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through February 23, 2018, the date at which the financial statements were available to be issued.

Note 3 – Property and Equipment

Property and equipment is fully depreciated and consisted of the following at December 31, 2017:

Office equipment	$	26,979
Furniture and fixtures		1,711
Property and equipment		28,690
Less: accumulated depreciation		(28,690)
Property and equipment, net	$	-

Depreciation expense was $0 for the year ended December 31, 2017.

Note 4 – Concentrations of Credit Risk

On July 30, 2013, the SEC amended the Customer Protection Rule regarding the "PAIB" account. The Company maintains a bank account at one financial institution. Due to the SEC amendment, this account is now a "proprietary account of other broker/dealers ("PAB") held by the clearing broker/dealer". Under the rule amendments, a carrying broker may use PAB account securities for its own purposes, provided that it informs the PAB account holder that it intends to do so and provides the PAB account holder with the opportunity to object to such use. If the carrying broker complies with these requirements, the PAB account holder will not be required to deduct the value of the PAB account from its net capital under the net capital rule. The Company maintains a bank account at one financial institution. The account balance is insured by the Federal Deposit Corporation ("FDIC") up to $250,000. Accounts held at brokerage firms are insured by the Securities Investor Protection Corporation ("SIPC") up to $500,000. At December 31, 2017, amounts in excess of FDIC and SIPC insured limits were approximately $925,000.

Note 5 – Income Taxes

As a limited liability company, the Company is treated as a partnership for federal and state income tax purposes. Under subchapter K of the Internal Revenue Code, the Company's member is taxed separately on the distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying Statement of Income and Changes in Member's Equity for the year ended December 31, 2017.

The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. At December 31, 2017, the Company has no liabilities for uncertain tax positions. The Company's policy is to recognize interest and penalties related to income tax matters as a component of income tax expense. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Generally, the Company is no longer subject to examinations by income tax authorities for years before 2014.

Note 6 – Related Party Transactions

During 2017, the Company incurred net costs of $13,168 on behalf of BGSA Holdings, LLC, its parent company. This related party receivable was transferred to the Managing Member through a non-cash distribution.

On April 1, 2017, the Company entered into an Office Expense Sharing Agreement ("Sharing Agreement") with Cambridge Capital. Under the terms of the Sharing Agreement, the Company and Cambridge Capital are to share certain expenses using a 50%/50% allocation for an initial 1-year term. The Company incurred $338,931 on behalf of Cambridge Capital for shared expenses paid by the Company, and an additional $66,369 for other miscellaneous non-shared expenses. These expenses were offset by collections in the amount of $445,466 from Cambridge Capital. This net related party payable was transferred to the Managing Member through a non-cash contribution.

On December 1, 2016, the Company entered into a 10-year non-cancelable lease agreement for the same office suite with Flagler Oceanfront Holdings, LLC, an entity owned 50% by the Managing Member. The lease is a step-lease that requires an initial monthly rental payment of $4,500 plus tax and an annual increase of 2%. Rent expense is straight-lined accordingly. Effective April 1, 2017, rent costs are considered shared expenses per the Sharing Agreement mentioned above. The amount of rent expense incurred by the Company during 2017 was $39,530.

Note 6 – Related Party Transactions, continued

Future minimum lease payments are as follows:

Years Ending December 31,		
2018	$	48,287
2019		56,275
2020		57,401
2021		58,549
2022		59,720
Thereafter		245,579
	$	525,811

Note 7 – Employee Benefit Plan

Effective January 1, 2013, BGSA, Inc. adopted a non-standardized prototype profit sharing 401(k) plan under which the employees of the Company are entitled to participate. The Company may make a discretionary matching contribution to each eligible participant. In addition, the Company is to provide a safe harbor matching and a discretionary profit sharing contribution. The safe harbor matching contribution formula is 100% for the initial 3% of deferrals, and 50% for the next 2% of deferrals for a maximum company contribution of 4% of an employee's eligible compensation. The participants are immediately vested in all contributions. The Company's safe harbor matching and discretionary profit sharing contributions during the year ended December 31, 2017 were $25,680 and $56,884, respectively.

Note 8 – Long-Term Incentive and Compensation Plan

During 2009, the Company adopted a Long-Term Incentive and Compensation Plan (the "Plan"). In accordance with the Plan, the incentive shares are redeemable by the Company, and possess a contractual right to participate in the value of the Company upon the occurrence of a "Liquidity Event" as defined under the terms of the Plan. No value has been recorded for the shares granted or vested due to the contingent nature of the shares awarded.

Incentive share activity during 2017 is summarized below:

Shares granted and outstanding at January 1, 2017	200,000
Forfeited during the year	(100,000)
Shares granted and outstanding at December 31, 2017	100,000

No shares were granted during 2017; all of the 100,000 shares outstanding were vested at December 31, 2017.

Note 9 – Commitments and Contingencies

Revenue Contingency
During 2017, the Company entered into an agreement with one of its clients under which the Company is entitled to receive an additional $312,500 of success fees over the next two (2) years upon the occurrence of certain contingent events.

Litigation
From time to time, the Company is subject to threatened and asserted claims in the ordinary course of business. Because litigation and arbitration are subject to inherent uncertainties and the outcome of such matters cannot be predicted with certainty, future developments could cause any one or more of these matters to have a material impact on the Company's financial condition, results of operations, or liquidity in any future period.

During 2017, a former employee brought action against the Company claiming monies owed under a breach of contract claim. The former employee is seeking compensatory damages in excess of $2,040,000. Although it is possible that the former employee could obtain a judgment in its favor, the Company believes the case is without merit and intends to vigorously defend this matter. The Company is currently covered by its general liability insurance policy for up to $1 million.

Note 10 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and maximum ratio of aggregate indebtedness to net capital, both as defined. The Company was in compliance with its net capital and debt-to-equity ratio requirements at December 31, 2017.

At December 31, 2017, the Company had net capital of $1,257,151, which was $1,250,446 in excess of the required net capital of $6,705. The company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 0.08 to 1, below the maximum ratio of 15 to 1.

Supplementary Information

BG Strategic Advisors, LLC
Schedule I – Computation and Reconciliation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2017

Net capital:		
Total member's equity	$	1,532,094
Addition and/or credits:		
Non-refundable deferred revenues		-
Deduction and/or charges:		
Non-allowable assets:		
Accounts receivable		255,000
Prepaid expenses		19,943
Total non-allowable assets		274,943
Other deductions and/or charges		-
Total deductions and/or charges		274,943
Net capital before haircuts on securities positions		1,257,151
Haircuts on securities		-
Net capital	$	1,257,151
Minimum net capital required - 6 2/3% of aggregate indebtedness included in the Statement of Financial Condition or $5,000, whichever is greater		6,705
Excess net capital		1,250,446
Aggregate indebtedness:		
Aggregate indebtedness as included in the Statement of Financial Condition		112,926
Less: non-refundable deferred revenues		12,355
Aggregate indebtedness		100,571
Ratio of aggregate indebtedness to net capital		8.00%
Reconciliation:		
Reconciliation with Company's computation (included in Part II of Form X-17 A-5) at December 31, 2017		
Net capital, as reported in Company's Part II		1,257,151
Audit adjustments		-
Net capital, per the December 31, 2017 audited report, as filed	$	1,257,151

There are no material differences between the computation of net capital per the FOCUS report at December 31, 2017 as compared to the computation of net capital as shown above.

BG Strategic Advisors, LLC is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set for in the conditions for the exemptions appearing in the paragraph (k)(2)(i) of the Rule.

BG Strategic Advisors, LLC is claiming exception due to the fact that they do not clear securities transactions or take in customer funds. They do not have a retail business and do not have "customers".

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

DASZKALBOLTON
accountants & advisors

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures – Form SIPC-7

To the Managing Member
BG Strategic Advisors, LLC
West Palm Beach, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by BG Strategic Advisors, LLC (the "Company") and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2017, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Daszkal Bolton LLP

Boca Raton, Florida
February 23, 2018

Assertions Regarding Exemption Provisions
For Year Ended December 31, 2017

BG StrategicAdvisors, LLC. operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable

To our best knowledge and belief we have met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

X

Benjamin Gordon
President